
July 5, 2023

Thomas Gibson
Chief Financial Officer
Streamline Health Solutions Inc.
2400 Old Milton Pkwy., Box 1353
Alpharetta, GA 30009

      Re: Streamline Health Solutions Inc.
            Registration Statement on Form S-3
            Filed June 28, 2023
            File No. 333-272993

Dear Thomas Gibson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology